SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                   SCHEDULE TO

                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           Danka Business Systems PLC
-------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                           Danka Business Systems PLC
-------------------------------------------------------------------------------
                        (Name of Filing Person (Issuer))

                  6.75% Convertible Subordinated Notes due 2002
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                         (Title of Class of Securities)

                         G2652NAA7, 236277AA7, 236277AB5
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                     (CUSIP Numbers of Class of Securities)

                                F. Mark Wolfinger
                             Chief Financial Officer
                           Danka Business Systems PLC
                            11201 Danka Circle North
                          St. Petersburg, Florida 33716
                                 (727) 578-2856

                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)

                                   Copies to:

Keith J. Nelsen, Esq.                                    John E. Lowe, Esq.
Senior Vice President & General Counsel                  Altheimer & Gray
Danka Business Systems PLC                               10 South Wacker Drive
11201 Danka Circle North                                 Suite 4000
St. Petersburg, Florida  33716                           Chicago, Illinois 60606
(727) 579-2801                                           (312) 715-4020

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                            CALCULATION OF FILING FEE

============================== ===================== ======================= ========================= ===============
    TITLE OF EACH CLASS OF         AMOUNT TO BE         PROPOSED MAXIMUM         PROPOSED MAXIMUM         AMOUNT OF
       SECURITIES TO BE             REGISTERED         AGGREGATE OFFERING       AGGREGATE OFFERING      REGISTRATION
          REGISTERED                                     PRICE PER UNIT                PRICE                FEE
============================== ===================== ======================= ========================= ===============
10% subordinated notes due
April 1, 2008                      $200,000,000               100%               $200,000,000 (1)       $52,800 (2)

9% senior subordinated notes
due April 1, 2004                      (3)                    (3)                      (3)                  (3)
============================== ===================== ======================= ========================= ===============

(1) Pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended, this amount is the book value of the maximum amount of 6.75% convertible subordinated notes due 2002 that may be received by the Registrant from tendering holders.

(2) The registration fee has been calculated pursuant to Rule 457(f) under the Securities Act of 1933.

(3) If any amount of the 9% senior subordinated notes are selected in the exchange offer, the amount of the 10% subordinated notes to be registered will be reduced, therefore no additional registration fee is required pursuant to Rule 457 under the Securities Act.

[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $52,800       Filing Party: DANKA BUSINESS SYSTEMS PLC
                          ------------  ----------------------------------------
Form or Registration No.: 333-55914     Date Filed:   FEBRUARY 20, 2001
                          ------------  ----------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    [ ] third-party tender offer subject to Rule 14d-1.

    [X] issuer tender offer subject to Rule 13e-4.
    [ ] going-private transaction subject to Rule 13e-3.
    [ ] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             INTRODUCTORY STATEMENT

         This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Danka Business Systems PLC, an English public limited company (the "Issuer"), to exchange $200 million in principal amount of 6.75% convertible subordinated notes due 2002 (the "Old Notes") for cash, 9% senior subordinated notes due 2004 and 10% subordinated notes due 2008, upon the terms and subject to the conditions set forth in the Preliminary Prospectus and Exchange Offer, included in the Issuer's Registration Statement on Form S-4 (File No. 333-55914) filed with the Securities and Exchange Commission on February 20, 2001 (the "Registration Statement"), and the related letter of transmittal filed as Exhibit 99.1 to the Registration Statement.

         The information in the Registration Statement, including all exhibits thereto, is incorporated herein by reference in answer to all of the items in the Schedule TO, except as otherwise set forth below.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

         The following are the directors and executive officers of the Issuer:

         Michael B. Gifford, Chairman and Director, Danka Business Systems PLC, 11201 Danka Circle North, St. Petersburg, Florida 33716, (727) 576-6003.

         P. Lang Lowrey III, Chief Executive Officer and Director, Danka Business Systems PLC, 11201 Danka Circle North, St. Petersburg, Florida 33716,
(727) 576-6003.

         Brian L. Merriman, President, Chief Operating Officer and Director, Danka Business Systems PLC, 11201 Danka Circle North, St. Petersburg, Florida 33716, (727) 576-6003.

         Richard C. Lappin, Director, c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154, (212) 583-5287.

         Richard F. Levy, Director, c/o Altheimer & Gray, 10 South Wacker Drive, Chicago, Illinois 60606, (312) 715-4600.

         J. Ernest Riddle, Director, Danka Business Systems PLC, 11201 Danka Circle North, St. Petersburg, Florida 33716, (727) 576-6003.

         James L. Singleton, Director, c/o The Cypress Group LLC, 65 East 55th Street, New York, New York 10022, (212) 750-0153.

         Anthony D. Tutrone, Director, c/o The Cypress Group, LLC, 65 East 55th Street, New York, New York 10022, (212) 705-0160.

         C. Anthony Wainwright, Director, c/o McKinney & Silver, 1900 West Commercial Boulevard, Suite 100, Ft. Lauderdale, Florida 33309, (954) 771-0039.

         Paul G. Dumond, Secretary, Danka Business Systems PLC, Masters House, 107 Hammersmith Road, London W14 0QH England, 011-44-20-7603-1515.

         F. Mark Wolfinger, Executive Vice President and Chief Financial Officer, Danka Business Systems PLC, 11201 Danka Circle North, St. Petersburg, Florida 33716, (727) 576-6003.

ITEM 4.  TERMS OF TRANSACTIONS.

   (a) The terms of the exchange offer are included in the Registration Statement, except that the expiration date has been extended to April 30, 2001.

   (b) To the knowledge of the Issuer, it will not exchange any Old Notes with any of its officers, directors or affiliates.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) To the best knowledge of the Issuer, the Old Notes are not beneficially owned by any person whose ownership would be required to be disclosed by this item.

(b) To the best knowledge of the Issuer, none of the persons referenced in this item have engaged in any transactions in Old Notes during the 60 days preceding the date of this Schedule TO.

ITEM 12. EXHIBITS.

(a)(1)(A)* Preliminary Prospectus and Exchange Offer dated February 20, 2001, incorporated by reference to the Issuer's Registration Statement on Form S-4 (No. 333-55914) filed on February 20, 2001 and the exhibits thereto.

(a)(1)(B)* Letter of Transmittal, incorporated by reference to Exhibit 99.1 of the Issuer's Registration Statement on Form S-4 (No. 333-55914) filed on February 20, 2001.

(a)(1)(C)* Form of Notice to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, incorporated by reference to Exhibit
            99.2 of the Issuer's Registration Statement on Form S-4 (No. 333-55914) filed on February 20, 2001.

(a)(1)(D)* Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, incorporated by reference to Exhibit 99.3 of the Issuer's Registration Statement on Form S-4 (No. 333-55914) filed on February 20, 2001.

(a)(2)(A)* Issuer Letter to Noteholders dated February 20, 2001, incorporated by reference to the Issuer's Registration Statement on Form S-4 (No. 333-55914) filed on February 20, 2001.

(a)(2)(B)* Issuer Letter to Noteholders dated March 8, 2001, incorporated by reference to the Issuer's Rule 425 filing dated March 8, 2001.

(a)(3)      Not applicable.

(a)(4)* Preliminary Prospectus and Exchange Offer dated February 20, 2001, incorporated by reference to the Issuer's Registration Statement on Form S-4 (No. 333-55914) filed on February 20, 2001.

(a)(5)(A)* Press Release issued by the Issuer on February 20, 2001, incorporated by reference to the Issuer's Form 8-K filed on February 26, 2001.

(a)(5)(B)* Press Release issued by the Issuer on March 21, 2001, incorporated by reference to the Issuer's Rule 425 filing dated March 21, 2001.

(b)         Not applicable.

(d)         None.

(g)* Materials distributed by the Dealer Manager on behalf of Issuer on February 26, 2001, incorporated by reference to the Issuer's Rule 425 filing dated February 26, 2001.

(h)         To be filed by amendment.

-----------
*Incorporated by reference to information previously filed with the Securities and Exchange Commission.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2001                         DANKA BUSINESS SYSTEMS PLC



                                              By: /s/ F. MARK WOLFINGER
                                              ----------------------------------
                                              Name:  F. Mark Wolfinger
                                              Title: Executive Vice President
                                                     and Chief Financial Officer